SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 3)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICREL, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE
WITH AN EXERCISE PRICE OF $13.00 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

59479310
(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MICREL, INC.
1849 FORTUNE DRIVE
SAN JOSE, CALIFORNIA 95131
(408) 944-0800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$33,745,345	$3104.57

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,761,102 shares of common stock of Micrel, Inc. having an aggregate value of $33,745,345 as of November 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$3,104.57	Filing party:	Micrel, Inc.
	Form or Registration No.:	Schedule TO	Date Filed:	November 8, 2002

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 8, 2002, as amended, relating to an offer by Micrel, Inc., a California corporation, to exchange all options to purchase shares of Micrel’s common stock (“common stock”), no par value (“option shares”), with an exercise price of $13.00 or higher per share (the “options”) outstanding under its 1994 Stock Option Plan, 1989 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan and held by eligible employees, for new options (the “new options”) to purchase shares of common stock to be granted under the 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated November 8, 2002, as amended, (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     This Amendment No. 3 to the Tender Offer Statement on Schedule TO effects the following amendments to the offer to exchange contained in Exhibit (a)(1)(i) to the Schedule TO.

SECTION 5. ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS.

     Section 5 is hereby amended and supplemented to add the following:

     “The offer to exchange expired at 5:00 p.m. Pacific Standard Time, on Wednesday, December 11, 2002. Pursuant to the offer we accepted for exchange options to purchase 3,330,401 shares of our common stock that were eligible to be tendered in the offer. Of the options we accepted for exchange, options to purchase 638,341 shares of our common stock were elected for exchange by employees at the level of vice president or higher, options to purchase 2,642,160 shares of common stock were elected for exchange by employees below the level of vice president and options to purchase 49,900 shares of common stock were granted to employees within the six month period prior to November 8, 2002, the commencement date of the offer, and, accordingly, required to be exchanged by those employees who elected to participate in the offer. Upon the terms and subject to the conditions of the offer, we will grant options to purchase an aggregate of 2,130,510 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a rights letter, substantially in the form of Exhibit (a)(1)(ix) as previously filed, indicating the number of shares of common stock subject to such holder’s options that have been accepted for exchange.”

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002. *

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form. *

(a)(1)(v)	Election Concerning Exchange of Stock Options Form. *

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming
Receipt of Election Concerning Exchange of Stock Options. *

(a)(1)(vii)	Notice of Election to Withdraw Options Form. *

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002. *

(a)(1)(ix)	Form of Rights Letter. *

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase.*

(a)(1)(xv)	E-mail Communication to Eligible Micrel Employees regarding Amendment No. 2 to the Amended Offer to Purchase.*

(a)(1)(xvi)	Email Communication to Eligible Micrel Employees regarding Amendment No. 3 to the Amended Offer to Purchase.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2002	MICREL, INC.

By: /s/ Raymond D. Zinn Name: Raymond D. Zinn Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002. *

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form. *

(a)(1)(v)	Election Concerning Exchange of Stock Options Form. *

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options. *

(a)(1)(vii)	Notice of Election to Withdraw Options Form. *

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002. *

(a)(1)(ix)	Form of Rights Letter. *

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase.*

(a)(1)(xv)	E-mail Communication to Eligible Micrel Employees regarding Amendment No. 2 to the Amended Offer to Purchase.*

(a)(1)(xvi)	Email Communication to Eligible Micrel Employees regarding Amendment No. 3 to the Amended Offer to Purchase.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	previously filed